UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FORMFACTOR, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

346375108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Richard A. DeLateur

Chief Financial Officer

FormFactor, Inc.

7005 Southfront Road

Livermore, California 94551

(925) 290-4000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With copies to:

Alan Talkington, Esq.
Jonathan M. Ocker, Esq.
Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, California 94105

(415) 773-5700

CALCULATION OF FILING FEES

Transaction Valuation*	Amount of Filing fee**
$2,388,171	$171

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,098,724 shares of common stock of FormFactor, Inc. that have an aggregate value of $2,388,171 as of August 27, 2010 will be exchanged pursuant to the exchange offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.  SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated September 2, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)  Name and Address.  The name of the issuer is FormFactor, Inc., a Delaware corporation (“FormFactor” or the “Company”).  FormFactor’s principal executive office is located at 7005 Southfront Road, Livermore, CA 94551 and its telephone number is (925) 290-4000.  The information in the Offer to Exchange in Part III, Section 10 (“Information Concerning FormFactor, Inc.”) is incorporated herein by reference.

(b)  Securities.  This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by FormFactor to eligible option holders to exchange certain outstanding eligible options to purchase shares of FormFactor common stock, par value $0.001 per share (“Common Stock”), for new stock options that will be granted under the FormFactor, Inc. 2002 Equity Incentive Plan (the “2002 Plan”) upon the terms and subject to the conditions set forth in the Offer to Exchange.  As of September 1, 2010, options to purchase approximately 3,098,724 shares of FormFactor common stock were eligible for exchange in the Offer.  The information set forth in the Offer to Exchange in Part I (“Summary Term Sheet”) and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of New Stock Options; Expiration Date”), Section 6 (“Acceptance of Stock Options for Exchange and Issuance of New Stock Options”) and Section 9 (“Source and Amount of Consideration; Terms of New Stock Options”) is incorporated herein by reference.

(c)  Trading Market and Price.  The information set forth in the Offer to Exchange under Part III, Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  Name and Address.  The filing person is the subject company, FormFactor, Inc.  The information set forth under Item 2(a) above is incorporated herein by reference.  The information set forth in Appendix A to the Offer to Exchange (“Information About the Directors and Executive Officers of FormFactor, Inc.”) is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)  Material Terms.  The information set forth in the Offer to Exchange in Part I (“Summary Term Sheet”) and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of New Stock Options; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Stock Options for Exchange and Issuance of New Stock Options”), Section 7 (“Conditions of the Exchange Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Stock Options”), Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Considerations Specific to Eligible Individuals Outside the United States”) and Section 16 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

(b)  Purchases.  The information in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)  Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.  The eligible stock plans and related agreements are incorporated herein by reference hereto as Exhibits (d)(1) and (d)(2) and contain information regarding the subject securities.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)  Purposes.  The Offer is being conducted to incentivize and retain employees providing services to the Company and its subsidiaries and to reduce the “overhang” as described in the Offer to Exchange.  The information set forth in the Offer to Exchange under Part III, Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)  Use of Securities Acquired.  The information set forth in the Offer to Exchange under Part III, Section 6 (“Acceptance of Stock Options for Exchange and Issuance of New Stock Options”) and Section 12 (“Status of Options Accepted By Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)  Plans.  The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning FormFactor, Inc.”) is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  Source of Funds.  The information set forth in the Offer to Exchange under Part III, Section 9 (“Source and Amount of Consideration; Terms of New Stock Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b)  Conditions.  The information set forth in the Offer to Exchange under Part III, Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(c)  Borrowed Funds.  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)  Securities Ownership.  The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Appendix A (“Information About the Directors and Executive Officers of FormFactor, Inc.”) is incorporated herein by reference.

(b)  Securities Transactions.  The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Solicitations or Recommendations.  Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a)  Financial Information.  The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning FormFactor, Inc.”) and Section 18 (“Additional Information”), in Item 8 of FormFactor’s Annual Report on Form 10-K for its fiscal year ended December 26, 2009, filed with the Securities and Exchange Commission on February 24, 2010, and in Item 1 of the Company’s Quarterly Reports on Form 10-Q for its fiscal quarter ended June 26, 2010, filed with the Securities and Exchange Commission on August 4, 2010, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b)  Pro Forma Information.  Not applicable.

(c)  Summary Information.  The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning FormFactor, Inc.”) is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)  Other Material Information.  Not applicable.

ITEM 12.  EXHIBITS.

Exhibit	Description of Exhibits
(a)(l)(A)	Offer to Exchange, dated September 2, 2010
(a)(1)(B)	Form of Election Form
(a)(1)(C)	Form of Notice of Withdrawal
(a)(1)(D)	Form of Email Communication from FormFactor to All Eligible Employees
(a)(1)(E)	Screen Shots from Stock Option Exchange Program Website
(a)(1)(F)	Form of Confirmation of Receipt of Election Form
(a)(1)(G)	Form of Confirmation of Receipt of Notice of Withdrawal
(a)(1)(H)	Form of Reminder of Expiration of Exchange Offer
(a)(1)(I)	Form of Confirmation of Participation in the Exchange Offer
(a)(1)(J)	Form of Final Confirmation of Participation in the Exchange Offer
(b)	Not applicable.
(d)(1)	FormFactor, Inc. 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.06 to FormFactor’s Form 10-K for the year ended December 26, 2009, File No. 000-50307)
(d)(2)	Form of Stock Option Agreement for New Stock Options
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13e-3.

(a)  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORMFACTOR, INC.

By:	/s/ Richard A. DeLateur
Richard A. DeLateur
Chief Financial Officer

Dated:  September 2, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibits
(a)(l)(A)	Offer to Exchange, dated September 2, 2010
(a)(1)(B)	Form of Election Form
(a)(1)(C)	Form of Notice of Withdrawal
(a)(1)(D)	Form of Email Communication from FormFactor to All Eligible Employees
(a)(1)(E)	Screen Shots from Stock Option Exchange Program Website
(a)(1)(F)	Form of Confirmation of Receipt of Election Form
(a)(1)(G)	Form of Confirmation of Receipt of Notice of Withdrawal
(a)(1)(H)	Form of Reminder of Expiration of Exchange Offer
(a)(1)(I)	Form of Confirmation of Participation in the Exchange Offer
(a)(1)(J)	Form of Final Confirmation of Participation in the Exchange Offer
(b)	Not applicable.
(d)(1)	FormFactor, Inc. 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.06 to FormFactor’s Form 10-K for the year ended December 26, 2009, File No. 000-50307)
(d)(2)	Form of Stock Option Agreement for New Stock Options
(g)	Not applicable.
(h)	Not applicable.